UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission file number 001-33632	Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with an offering of debt securities in Canada, the following information was disclosed to investors:

COVID-19 Update

Brookfield Infrastructure Partners L.P. (the “Partnership”) has been closely monitoring developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions where we operate. While safeguarding the well-being of individuals is our paramount concern, we remain focused on continuity plans and preparedness measures at each of our businesses. Several measures designed to ensure continued operation have been implemented to date, and we continue to evaluate and assess further actions.

The Partnership has a diversified portfolio of operating businesses in the utilities, transport, energy and data infrastructure sectors. Certain businesses have been impacted by the COVID-19 pandemic. In particular, businesses in the transport segment have experienced adverse impacts on their financial performance as a result of the COVID-19 pandemic and the responses to it by governments, business and communities generally. Other of our businesses have been less impacted and some have not been impacted at all, as a result of their regulated or contractual revenue frameworks.

The Partnership’s portfolio of businesses is diversified and in terms of overall impact on the Partnership, we do not currently anticipate any material impact to our Q1 2020 earnings as a result of COVID-19.  The impact on the Partnership’s current results has been partially insulated by the contractual and regulated revenue frameworks across many of the Partnership’s businesses.

In the longer term, due to the speed with which the situation is developing and the uncertainty of its magnitude, outcome and duration, we are not able at this time to estimate the medium term impact of the COVID-19 situation on our operations or financial results.

Risks Associated with the COVID-19 Pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Partnership has implemented a response plan designed to maintain its operations despite the outbreak of the virus. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business, and we have experienced reduced movement of goods and people resulting in lower revenues in our transport segment. We also have some risk that our contract counterparties could fail to meet their obligations to us.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Partnership or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “anticipate”, “designed”, “estimate”, “may”, “could”, “predict”, “depend” and “potential” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. In particular, our statements with respect to continuity plans and preparedness measures we have implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results are forward-looking statements.

Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this report. The future performance and prospects of the Partnership are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership to differ materially from those contemplated or implied by the statements in this report include, without limitation, the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have, as well as other risks and factors described in the documents filed by the Partnership with securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date:April 3, 2020	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date:April 3, 2020	By:	/s/ Michael Ryan
		Name:	Michael Ryan
		Title:	Secretary